UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

____________________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure: “Decision of the Takeover Board dated 29 April 2016 regarding the handling of the employee participation programs of Syngenta in respect of the public tender offer by CNAC Saturn (NL) B.V. for all publicly held shares of Syngenta AG”

Herewith we furnish a media statement related to Syngenta AG. The full text of the media statement is the following:

# # #

Syngenta International AG

Media Office

CH-4002 Basel

Switzerland

Telephone: +41 61 323 23 23

Fax: +41 61 323 90 44

Email media.relations@syngenta.com

Decision of the Takeover Board dated 29 April 2016 regarding the handling of the employee participation programs of Syngenta in respect of the public tender offer by CNAC Saturn (NL) B.V. for all publicly held shares of Syngenta AG

On 1 resp. 2 February 2016 the Compensation Committee and the Board of Directors of Syngenta decided to specify, and in certain cases amend, the employee participation programs of Syngenta for the event of a success of the above-mentioned public tender offer. These decisions ensure inter alia that "Change of Control" provisions in the employee participation programs are only applicable if the offer is successful, and that in such case all shares which are not yet owned by the entitled employees will be compensated in cash. In the report of the Board of Directors of Syngenta pursuant to Art. 132 FMIA, included in the offer prospectus of CNAC Saturn (NL) B.V. of 8 March 2016 in let. H (page 22), the Board of Directors described these decisions by the Compensation Committee and the Board of Directors in detail.

With its decision 624/03 dated 29 April 2016, the Swiss Takeover Board approved the handling of the employee participation programs as resolved by the Board of Directors resp. by its Compensation Committee and described in the report of the Board of Directors, taking into account the special dividend amounting to CHF 5.00 per Syngenta share, conditionally resolved by the ordinary General Meeting of 26 April 2016. This decision of the Takeover Board is available on the homepage of the Takeover Board via http://www.takeover.ch/.

Syngenta – June 10, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 10, 2016	By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel